Exhibit 99.1

Franco-Nevada Reports Q2 2015 Results and Declares Quarterly Dividend

TORONTO, August 10, 2015 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported second quarter 2015 financial results realizing 83,040 Gold Equivalent Ounces (“GEOs”)(1) from its mineral assets and $10.3 million in revenue from its oil & gas assets. Net Income and Adjusted Net Income(2) were $21.6 million, or $0.14 per share, and $22.9 million, or $0.15 per share, respectively, with Adjusted EBITDA(3) being $82.2 million, or $0.53 per share.

“Franco-Nevada’s diversified portfolio continues to deliver very stable revenues and cash flows despite declining commodity prices,” said David Harquail, President and CEO.  “Our balance sheet remains very liquid with no debt.  We see downturns as an opportunity for even better investments. There continues to be many active opportunities and Franco-Nevada has increased its credit facility to $750 million to be better positioned to act on the right ones.”

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended June 30, 2015
	Revenue	GEOs(1)
	(in millions)	#
Gold – United States	$14.0	11,715
Gold – Canada	9.8	8,205
Gold – Latin America	45.0	37,602
Gold – Rest of World	18.9	15,897
Gold – Total	87.7	73,419
PGM	8.7	7,323
Other minerals	2.7	2,298
Oil & gas	10.3	—
	$109.4	83,040

For the second quarter 2015, revenue was earned 88% from precious metals (80% gold and 8% PGM) and 82% from the Americas (17% U.S., 24% Canada and 41% Latin America). Costs and expenses were impacted by higher depletion expense and costs of sales due to the recent Candelaria acquisition. Oil & gas production levels were stable with the associated oil & gas revenue decreasing significantly year over year due to lower average oil & gas prices in 2015. Cash provided by operating activities before changes to working capital was $78.0 million.

Corporate Updates

•      Credit Facility: On May 22, 2015, Franco-Nevada amended its credit facility which increased the amount available to $750.0 million and extended the maturity to May 2020.

•      Candelaria: On July 29, 2015, Franco-Nevada and Lundin Mining Corporation (“Lundin”) finalized certain post-closing items with Franco-Nevada making an additional and final $7.5 million payment due to an increase in the reserves under the stream agreement.

•  Ring of Fire: On April 28, 2015, Franco-Nevada acquired royalty rights in the Ring of Fire mining district of Ontario by providing $28.5 million in loan and royalty financing to Noront Resources Ltd.

•      Karma: True Gold Mining Inc. announced it had resumed construction at its Karma project and anticipates its first gold pour at the end of Q1 2016. Franco-Nevada has funded $53.7 million of the $90.0 million committed under the stream agreement.

•      Cobre Panama: Franco-Nevada and First Quantum Minerals Ltd. are making progress in negotiating amendments to the Cobre Panama stream agreement. The amount to be paid by Franco-Nevada upon finalizing the revised agreement based on expenditures to June 30, 2015 is agreed to be $275.0 million.

Portfolio Updates

•      Gold — U.S.: GEOs from U.S. gold assets increased to 11,715 GEOs mainly due to the Fire Creek/Midas acquisition and higher production at Marigold, Bald Mountain and Gold Quarry. Silver Standard Resources Inc. has reported new mineralized zones at Marigold while Klondex Mines Ltd. has increased 2015 production guidance at Fire Creek/Midas. At South Arturo, Premier Gold Mines Limited reports construction is progressing well with Barrick as a 60% owner/operator. Production is expected to be processed at Goldstrike and is forecasted to be over 200,000 ounces in 2016. Franco-Nevada holds a 4-9% royalty depending on metallurgy, grade and throughput.

•      Gold — Canada: GEOs from Canadian assets decreased in the quarter due to lower production at the Sudbury streams and Hemlo NPI. Lake Shore Gold Corp. has announced a second gold discovery at its 144 Gap Zone where Franco-Nevada holds a 2.25% NSR. Rubicon Minerals Corporation announced its first gold pour at its Phoenix project where Franco-Nevada holds a royalty.

•      Gold — Latin America: Candelaria had a strong quarter delivering 24,192 GEOs to Franco-Nevada. On July 29, 2015, Lundin announced an updated mine plan for Candelaria. The plan indicates 26% higher precious metal production over the next four years than originally indicated in Lundin’s October 6, 2014 NI 43-101 Technical Report.

•      Gold — Rest of World: Contributions from Sabodala and Mine Waste Solutions represented approximately 70% of the total GEOs received from Rest of World gold assets for Q2 2015. Perseus Mining Limited has announced its decision to proceed with development of the Sissingue gold project where Franco-Nevada holds a 0.5% NSR.

•      PGM: PGM GEOs were impacted by the declining palladium and platinum prices in the quarter.

•      Oil & gas: Revenue from oil & gas assets was $10.3 million in Q2 2015 with similar production levels as Q2 2014. The decrease in revenue is the result of lower average oil & gas prices.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.21 per share. The dividend will be paid on September 24, 2015 to shareholders of record on September 10, 2015. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on August 7, 2015. The dividend has been designated as an “eligible dividend” for the purposes of applicable Canadian federal and provincial tax rules. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer to buy securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Tuesday, August 11, 2015 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q2 2015 results.

Interested investors are invited to participate as follows:

•             Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•             Conference Call Replay: A recording will be available until August 18, 2015 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 74539637.

•             Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has substantial cash, no debt and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have PFIC status; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material change to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)         GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q2 2015, the average commodity prices were as follows: $1,193/oz gold (2014 - $1,289/oz); $1,127/oz platinum (2014 - $1,447/oz); $16.41/oz silver (2014 - $19.62/oz) and $760/oz palladium (2014 - $815/oz).

(2)         Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)         Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

Reconciliation to IFRS measures:

	Three months ended June 30,
(Expressed in millions except per share amounts)	2015	2014

Net Income	$21.6	$36.9
Income tax expense	11.3	12.7
Finance costs	0.5	0.4
Finance income	(1.1)	(1.1)
Depletion and depreciation	49.1	39.6
Non-cash costs of sales	2.2	—
Foreign exchange (gains)/losses and other (income)/expenses	(1.4)	(1.3)
Adjusted EBITDA	$82.2	$87.2
Basic Weighted Average Shares Outstanding	156.7	147.3
Adjusted EBITDA per share	$0.53	$0.59

Net Income	$21.6	$36.9
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	(0.3)	(0.9)
Gain on sale of investments, net of income tax	(0.6)	—
Impact of tax rate increase	2.2	—
Adjusted Net Income	$22.9	$36.0
Adjusted Net Income per share	$0.15	$0.24

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Notes 4 & 8)	$610.8	$592.5
Receivables (Note 8)	51.2	72.1
Prepaid expenses and other (Note 6)	50.6	34.3
Current assets	712.6	698.9

Royalty, stream and working interests, net	2,508.5	2,636.9
Investments (Notes 5 & 8)	109.8	67.1
Deferred income tax assets	14.4	13.9
Other (Note 7)	46.1	50.1

Total assets	$3,391.4	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities	$21.9	$17.7
Current income tax liabilities	2.4	3.4
Current liabilities	24.3	21.1

Deferred income tax liabilities	44.2	40.3
Total liabilities	68.5	61.4

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	3,674.4	3,656.6
Contributed surplus	47.7	45.5
Deficit	(220.6)	(197.8)
Accumulated other comprehensive loss	(178.6)	(98.8)
Total shareholders’ equity	3,322.9	3,405.5

Total liabilities and shareholders’ equity	$3,391.4	$3,466.9

The notes are an integral part of these interim consolidated financial statements and can be found in our 2015 Q2 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2015	2014	2015	2014

Revenue (Note 9)	$109.4	$107.7	$218.6	$211.8

Costs and expenses
Costs of sales (Note 10)	24.0	15.2	46.4	29.8
Depletion and depreciation	49.1	39.6	100.8	75.7
Impairment of royalty, stream and working interests	—	—	0.1	—
Corporate administration (Notes 11 & 13(c))	4.1	4.5	8.2	8.7
Business development	1.3	0.8	1.8	1.3
	78.5	60.1	157.3	115.5

Operating income	30.9	47.6	61.3	96.3

Foreign exchange gain (loss) and other income (expenses) (Note 5)	1.4	1.3	(1.2)	2.1
Income before finance items and income taxes	32.3	48.9	60.1	98.4

Finance items
Finance income	1.1	1.1	1.9	1.8
Finance expenses	(0.5)	(0.4)	(0.9)	(0.8)
Net income before income taxes	32.9	$49.6	61.1	99.4

Income tax expense (Note 12)	11.3	12.7	20.3	27.1

Net income	$21.6	$36.9	$40.8	$72.3

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $0.4, (2014 - $1.2), income tax recovery of $0.7 (2014 -income tax expense of $2.1) (Note 5)	2.3	6.2	(4.4)	12.1
Realized change in market value of available-for-sale investments (Note 5)	(0.9)	—	(0.9)	—
Currency translation adjustment	14.7	39.0	(74.5)	0.9
Other comprehensive income (loss)	16.1	45.2	(79.8)	13.0

Total comprehensive income (loss)	$37.7	$82.1	$(39.0)	$85.3

Basic earnings per share (Note 14)	$0.14	$0.25	$0.26	$0.49
Diluted earnings per share (Note 14)	$0.14	$0.25	$0.26	$0.49

The notes are an integral part of these interim consolidated financial statements and can be found in our 2015 Q2 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended June 30,
	2015	2014
Cash flows from operating activities
Net income	$40.8	$72.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	100.8	75.7
Non-cash costs of sales (Note 10)	3.3	—
Other non-cash items	0.2	0.2
Gain on sale of investments (Note 5)	(0.9)	—
Deferred income tax expense (Note 12)	6.9	9.6
Share-based payments (Note 13(c))	2.7	2.5
Unrealized foreign exchange loss	1.8	—
Mark-to-market on warrants (Note 5)	0.3	(2.3)
	155.9	158.0
Changes in non-cash assets and liabilities:
Decrease in receivables	20.9	4.3
Increase in prepaid expenses and other	(43.0)	(45.4)
Decrease in current liabilities	(4.3)	(3.7)
Net cash provided by operating activities	129.5	113.2

Cash flows from investing activities
Proceeds on sale of investments	24.7	31.2
Acquisition of investments	(76.3)	(26.9)
Proceeds from the sale of gold bullion	26.9	53.4
Acquisition of interests in mineral properties	(20.7)	(160.0)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	—	(0.1)
Acquisition of oil & gas well equipment	(1.5)	(1.9)
Net cash used in investing activities	(46.9)	(138.1)

Cash flows from financing activities
Credit facility amendment costs	(1.2)	(0.7)
Payment of dividends (Note 13(b))	(47.2)	(45.4)
Proceeds from exercise of warrants	—	1.8
Proceeds from exercise of stock options (Note 13(a))	0.5	0.9
Net cash used in financing activities	(47.9)	(43.4)
Effect of exchange rate changes on cash and cash equivalents	(16.4)	0.4
Net change in cash and cash equivalents	18.3	(67.9)
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$610.8	$702.1

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.7	$0.6
Income taxes paid during the period	$20.9	$25.6

The notes are an integral part of these interim consolidated financial statements and can be found in our 2015 Q2 Report available on our website.